SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

128, Yeoui-dearo, Youngdungpo-gu, Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Results of the 32nd Annual General Meeting of Shareholders

On March 23, 2017, LG. Display Co., Ltd. held its 32nd Annual General Meeting of shareholders for the fiscal year 2016. All of the following four agenda items for approval were approved as originally proposed.

1.	Approval of Consolidated & Separate Financial Statements of Fiscal Year 2016.

(Cash Dividend per share KRW 500)

2.	Appointment of Directors. *

3.	Appointment of Audit Committee Member. *

4.	Approval of Remuneration Limit for Directors in 2017.

*	Details of Directors:

Name: Hyun-Hwoi Ha (Non-standing Director)

•	Date of birth: December, 1956

•	Candidate for Outside Director: No

•	Nominator: Board of Directors

•	Appointment Term: 3 years

•	Type of appointment: Newly Appointed

•	Main experience: Head of HE Business Unit, LG Electronics (2014)

Head of Mobile, IT & TV Business Unit, LG Display (2006~2012)

•	Present position: CEO & President, LG

•	Business Transaction with LG Display during the last 3 years: None

•	Nationality: Korean

Name: Jin Jang (Outside Director)

•	Date of birth: November, 1954

•	Candidate for Outside Director: Yes

•	Nominator: Outside Director Nomination Committee

•	Appointment Term: 3 years

•	Type of appointment: Reappointed

•	Main experience: President of The Korean Information Display Society

•	Present position: Chair Professor in Kyung Hee University, Department of Information Display

•	Business Transaction with LG Display during the last 3 years: None

•	Nationality: Korean

Name: Sang Don Kim (Standing Director)

•	Date of birth: October, 1962

•	Candidate for Outside Director: No

•	Nominator: Board of Directors

•	Appointment Term: 2 years

•	Type of appointment: Reappointed

•	Main experience: CFO, Serveone

•	Present position: CFO, LG Display

•	Business Transaction with LG Display during the last 3 years: None

•	Nationality: Korean

*	Details of Audit Committee Member:

Name: Kun Tai Han (Audit Committee Member)

•	Date of birth: October, 1956

•	Candidate for Outside Director: No (currently Outside Director)

•	Nominator: Board of Directors

•	Appointment Term: 2 years

•	Type of appointment: Newly Appointed

•	Main experience: CEO, Korea Leadership Center

•	Present position: CEO, Han’s Consulting

•	Business Transaction with LG Display during the last 3 years: None

•	Nationality: Korean

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 23, 2017	By:	/s/ Heeyeon Kim
(Signature)

Name:	Heeyeon Kim
Title:	Head of IR / Vice President